WESTMORELAND COAL COMPANY

September 16, 2014

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin Wilson

Re:    Westmoreland Coal Company
Registration Statement on Form S-3 filed May 9, 2014,
as amended by Pre-Effective Amendment No. 1 filed on September 5, 2014
File No. 333-195847

Dear Ms. Wilson:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, Westmoreland Coal Company (the “Company”) respectfully requests that the effective date for the above‑captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on September 18, 2014, or as soon thereafter as is practicable.

In addition, the Company formally acknowledges that:

•
Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (720) 354-4476 with any questions or comments you may have.

Very truly yours,

Westmoreland Coal Company

/s/ Jennifer S. Grafton
Jennifer S. Grafton
General Counsel and Secretary

9540 South Maroon Circle, Suite 200, Englewood, CO 80112 ● Phone: (303) 922-6463 ● Toll Free (855) 922-6463 ● www.westmoreland.com